Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco reports third quarter results and the continued execution of its strategy to support global clean-air transition

Saskatoon, Saskatchewan, Canada, October 29, 2021 ..    .    .    .    .    .    .    .    .    .     ..    .    .    .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the third quarter ended September 30, 2021 in accordance with International Financial Reporting Standards (IFRS).

“Our third quarter results were as expected and reflect the continued execution of our strategy and the proactive decisions to suspend production to protect the health and safety of our workers, their families and their communities,” said Tim Gitzel, Cameco’s president and CEO. “With McArthur River and Key Lake in care and maintenance, we are not at the regular tier-one run rate of our business. However, we are positioning to capture long-term value: to respond to the growing need for uranium to generate safe, clean, reliable, and affordable electricity.

“The recent increase in the uranium spot price – about 46% since the end of June, demonstrates the thinning of uncommitted primary supply as unexpected demand from junior uranium companies and financials has led to increased liquidity and better price discovery, a welcome development. As a result, we are beginning to see utility interest in on-market contract activity as their focus shifts to securing material for their uncovered requirements, which has resulted in an increase of almost 28% in the long-term price since the end of June as well. Increasing uranium prices are positive for us. Over time, the market exposure in our contract portfolio will pick up the benefit of rising prices and we will be layering in new contracts with pricing mechanisms that will underpin the long-term operation of our productive capacity. This is why we remain committed to our strategy. We have taken our production well below our sales commitments and will continue to align our production decisions with the market fundamentals, we will continue to be strategically patient with contracting, and we will continue to conservatively manage our balance sheet.

“Thanks to the deliberate actions we have taken, we have the financial strength to support our strategy and allow us to self-manage risk. Again, we ended the quarter with negative net debt, we had about $1.4 billion in cash compared to our long-term debt of $1 billion.

“Our strategy has positioned us well to take advantage of the positive long-term fundamentals for nuclear power. Globally, we see demand for both traditional and non-traditional uses of nuclear power growing as the increasing focus on electrification while phasing out carbon intensive sources of energy continues to take hold.

“Our vision of ‘energizing a clean-air world’ recognizes that we have an important role to play in enabling the vast reductions in greenhouse gas emissions required to accomplish the targets being set by countries and companies around the world to achieve a resilient, net-zero carbon economy. We have operating and idle tier-one assets that are licensed, permitted, long-lived, and are proven reliable that have expansion capacity. These tier-one assets are backed up by idle tier-two assets and what we think is the best exploration portfolio that leverages existing infrastructure. We are vertically integrated across the nuclear fuel cycle. We have locked in significant value for our fuel services segment of our business in the recent price transition in the conversion market and we are exploring opportunities to further our reach in the nuclear fuel cycle and in innovative, non-traditional commercial uses of nuclear power in Canada and around the world.

“We are optimistic about Cameco’s role in capturing long-term value across the fuel chain and supporting the transition to a net-zero carbon economy. We believe we have the right strategy to achieve our vision and we will do so in a manner that reflects our values. For over 30 years, we have been delivering our products responsibly. Sustainability is at the heart of what we do. Embedded in all our decisions is a commitment to addressing the environmental, social and governance risks and opportunities that we believe will make our business sustainable over the long term.”

•

Q3 net loss of $72 million; Q3 adjusted net loss of $54 million: Results are driven by normal quarterly variations in contract deliveries and the continued execution of our strategy. Adjusted net earnings is a non-IFRS measure, see page 3.

•

Outlook updated: Due to some supply constraints experienced, we have reduced our forecast for fuel services production for the year. We have updated our 2021 consolidated outlook, including for our fuel services segment. See Outlook for 2021 in our third quarter MD&A.

•

Contracting continues: Year-to-date we have placed over 20 million pounds U3O8 under long-term contracts. Contracting is undertaken in accordance with the framework outlined in the Strategy in action section of our third quarter MD&A and is not tied to a year-end or quarter-end.

•

Dividend: An annual dividend of $0.08 per common share has been declared, payable on December 15, 2021 to shareholders of record on November 30, 2021. The decision to declare an annual dividend by our board is based on our cash flow, financial position, strategy, and other relevant factors including appropriate alignment with the cyclical nature of our earnings.

•

Tax dispute: We have filed a notice of appeal with the Tax Court of Canada (Tax Court). We are asking it to order the reversal of Canada Revenue Agency’s (CRA) transfer pricing adjustment and the return of the $777 million in cash and letters of credit we have paid or secured for the tax years 2007 through 2013, with costs, and in accordance with the law as determined by the unequivocal decisions received for the 2003, 2005 and 2006 tax years. We are challenging the reassessments issued by CRA for those years on the basis that the Tax Court would reject any attempt by CRA to use the same or similar positions and arguments for those subsequent years being disputed. See Tax Dispute in our third quarter MD&A.

•

Strong balance sheet: As of September 30, 2021, we had $1.4 billion in cash and short-term investments and $1.0 billion in long-term debt. In addition, we have a $1 billion undrawn credit facility. During the quarter we extended the maturity date on our credit facility to October 1, 2025. We expect our cash balances and operating cash flows to meet our capital requirements during 2021, therefore, we do not anticipate drawing on our credit facility this year.

•

Environment, Social and Governance (ESG): In October we released our 16th annual ESG report. The 2020 ESG report adopts relevant ESG performance indicators issued by the Sustainability Accounting Standards Board and addresses some of the Task Force on Climate-Related Financial Disclosures recommendations. We expect to continue to progress our ESG reporting.

•

Clean-energy innovation: We have announced the signing of several memorandums of understanding to explore areas of cooperation to advance the commercialization and deployment of small modular reactors in Canada and around the world.

Consolidated financial results

	THREE MONTHS			NINE MONTHS
CONSOLIDATED HIGHLIGHTS ($ MILLIONS EXCEPT WHERE INDICATED)	ENDED SEPTEMBER 30			ENDED SEPTEMBER 30
	2021	2020	CHANGE	2021	2020	CHANGE
Revenue	361	379	(5)%	1,010	1,250	(19)%
Gross loss	(26)	(24)	(8)%	(54)	(2)	>(100)%
Net losses attributable to equity holders	(72)	(61)	(18)%	(114)	(133)	14%
$ per common share (basic)	(0.18)	(0.15)	(21)%	(0.29)	(0.34)	15%
$ per common share (diluted)	(0.18)	(0.15)	(21)%	(0.29)	(0.34)	15%
Adjusted net losses (non-IFRS, see page 3)	(54)	(78)	31%	(121)	(114)	(6)%
$ per common share (adjusted and diluted)	(0.14)	(0.20)	30%	(0.30)	(0.29)	(3)%
Cash provided by (used in) operations (after working capital changes)	203	(66)	>100%	399	(200)	>100%

The financial information presented for the three months and nine months ended September 30, 2020 and September 30, 2021 is unaudited.

NET EARNINGS

The following table shows what contributed to the change in net earnings and adjusted net earnings (non-IFRS measure, see page 3) in the third quarter and first nine months of 2021, compared to the same period in 2020.

	CHANGES IN EARNINGS ($ MILLIONS)	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
		IFRS	ADJUSTED	IFRS	ADJUSTED
	Net losses – 2020	(61)	(78)	(133)	(114)

	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A))
Uranium	Higher sales volume	—	—	12	12
	Lower realized prices ($US)	(14)	(14)	(3)	(3)
	Foreign exchange impact on realized prices	(17)	(17)	(60)	(60)
	Lower (higher) costs	35	35	(5)	(5)

	Change – uranium	4	4	(56)	(56)

Fuel services	Higher (lower) sales volume	1	1	(2)	(2)
	Higher (lower) realized prices ($Cdn)	(2)	(2)	12	12
	Higher costs	(1)	(1)	(2)	(2)

	Change – fuel services	(2)	(2)	8	8

	Lower (higher) administration expenditures	(10)	(10)	10	10
	Lower (higher) exploration expenditures	(1)	(1)	2	2
	Change in reclamation provisions	9	—	42	—
	Higher earnings from equity-accounted investee	8	8	15	15
	Change in gains or losses on derivatives	(37)	20	12	22
	Change in foreign exchange gains or losses	23	23	(20)	(20)
	Canadian Emergency Wage Subsidy in 2021	—	—	21	21
	Change in income tax recovery or expense	(3)	(16)	(4)	2
	Other	(2)	(2)	(11)	(11)

	Net losses – 2021	(72)	(54)	(114)	(121)

Adjusted net earnings (non-IFRS measure)

Adjusted net earnings (ANE) is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period and has also been adjusted for reclamation provisions for our Rabbit Lake and US operations, which had been impaired, and income taxes on adjustments.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The following table reconciles adjusted net earnings with net earnings for the third quarter and first nine months of 2021 and compares it to the same periods in 2020.

	THREE MONTHS		NINE MONTHS
	ENDED SEPTEMBER 30		ENDED SEPTEMBER 30
($ MILLIONS)	2021	2020	2021	2020
Net losses attributable to equity holders	(72)	(61)	(114)	(133)

Adjustments
Adjustments on derivatives	26	(31)	8	(2)
Reclamation provision adjustments	(2)	7	(18)	24
Income taxes on adjustments	(6)	7	3	(3)

Adjusted net losses	(54)	(78)	(121)	(114)

Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 8 of our interim financial statements for more information. This amount has been excluded from our adjusted net earnings measure.

Selected segmented highlights

			THREE MONTHS			NINE MONTHS
			ENDED SEPTEMBER 30			ENDED SEPTEMBER 30
HIGHLIGHTS			2021	2020	CHANGE	2021	2020	CHANGE
Uranium	Production volume (million lbs)		2.0	0.2	>100%	3.3	2.3	43%

	Sales volume (million lbs)		6.7	6.7	—	17.9	22.1	(19)%

	Average realized price	($US/lb)	32.20	33.77	(5)%	32.68	32.79	—
		($Cdn/lb)	40.20	44.85	(10)%	40.95	44.45	(8)%

	Revenue ($ millions)		270	302	(11)%	732	980	(25)%

	Gross loss ($ millions)		(30)	(34)	12%	(119)	(62)	(92)%

Fuel services	Production volume (million kgU)		1.4	2.0	(30)%	9.0	8.4	7%

	Sales volume (million kgU)		3.0	2.8	7%	8.7	9.2	(5)%

	Average realized price	($Cdn/kgU)	26.42	26.95	(2)%	30.24	28.66	6%

	Revenue ($ millions)		80	77	4%	264	263	—

	Gross profit ($ millions)		10	12	(17)%	73	65	12%

Management’s discussion and analysis and financial statements

The third quarter MD&A and unaudited condensed consolidated interim financial statements provide a detailed explanation of our operating results for the three and nine months ended September 30, 2021, as compared to the same periods last year. This news release should be read in conjunction with these documents, as well as our audited consolidated financial statements and notes for the year ended December 31, 2020, first quarter, second quarter and annual MD&A, and our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR at sedar.com, and on EDGAR at sec.gov/edgar.shtml.

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect.

Examples of forward-looking information in this news release include: our goal of positioning to capture long-term value by responding to the growing need for uranium; our views regarding reducing levels of uncommitted primary supply; our belief that utilities are shifting their focus to securing material for their uncovered requirements; our expectation that over time the market exposure in our portfolio will benefit from rising prices, and that new contracts will contain pricing mechanisms that are favourable to us; our goal of continuing to align production decisions with market fundamentals and to manage our contracting and balance sheet appropriately; our views regarding our financial strength and ability to self-manage risk; our belief in the positive long-term fundamentals, and growing demand, for nuclear power and that we are well positioned to take advantage of them; our view of the importance of our role in reducing greenhouse gas emissions; the reliability and expansion capacity of our tier-one assets and the quality of our exploration portfolio; our efforts to further our reach in the nuclear fuel cycle and innovative uses of nuclear power; our optimism regarding our ability and the success of our strategy to capture long-term value across the fuel chain and support a transition to a net-zero carbon economy; our commitment to addressing environmental, social and governance risks and opportunities, and our expectation to progress our ESG reporting; and our efforts to explore areas of cooperation with other parties to advance the commercialization of small modular reactors.

Material risks that could lead to different results include: unexpected changes in uranium supply, demand, long-term contracting, and prices; changes in demand for nuclear power and uranium as a result of changing societal views and objectives regarding nuclear power, electrification and reducing greenhouse gas emissions; the risk that we may not be as successful as we expect to be in responding to the growing need for uranium; our expectations regarding the fundamentals and demand for nuclear power, the levels of uncommitted primary supply, the shifting focus of utilities and our ability to take advantage of them may prove to be incorrect; our portfolio may not realize the expected benefits of rising uranium prices and we may not be successful in our contracting strategy; we may not have the expected degree of financial strength and ability to self-manage risk; our tier-one assets and exploration portfolio may not have the expected levels of reliability or expansion capacity; we may be unsuccessful in furthering our reach in the nuclear fuel cycle, or in pursuing innovative uses of nuclear power, or capturing value from a transition to a net-zero carbon economy; we may face unexpected challenges in addressing environmental, social and governance risks and opportunities; the risk of a major accident at a nuclear power plant, or changes in government regulations or policies; the risk of litigation or arbitration claims or appeals against us that have an adverse outcome; our estimates and forecasts may prove to be incorrect; our efforts to explore areas of cooperation with other parties to advance the commercialization of small modular reactors may prove unsuccessful; and our appeal of the reassessments issued by CRA for the 2007-2013 tax years may be delayed, or unsuccessful in reversing CRA’s transfer pricing adjustment.

In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: uranium supply, demand, long-term contracting, prices and fundamentals; societal views and objectives regarding nuclear power, electrification and reducing greenhouse gas emissions; the growing need for uranium and our ability to respond to it; levels of uncommitted supply; the strength of our asset portfolio and contracting strategy, and our financial strength; our ability to expand into additional areas of the nuclear fuel cycle and pursue innovative uses of nuclear power; our ability to address ESG risks and opportunities successfully; the absence of any significant nuclear accidents, or changes in regulation or policy; that we do not become subject to any significant litigation or arbitration claims against us that have an adverse outcome; the market conditions and other factors upon which we have based our future plans and forecasts; our ability to work with other parties to advance the commercialization of small modular reactors; and our ability to appeal the reassessments issued by CRA for the 2007-2013 tax years successfully.

Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our third quarter conference call on Friday, October 29, 2021, at 8:00 a.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial 1-800-319-4610 (Canada and US) or 1-604-638-5340. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, November 29, 2021, by calling 1-800-319-6413 (Canada and US) or 1-604-638-9010 (Passcode 7673)

2021 fourth quarter and annual report release date

We plan to announce our 2021 fourth quarter and annual consolidated financial and operating results before markets open on February 9, 2022. Announcement dates are subject to change.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate power in safe, reliable, carbon-free nuclear reactors. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

- End -

Investor inquiries:

Rachelle Girard

306-956-6403

rachelle_girard@cameco.com

Media inquiries:

Jeff Hryhoriw

306-385-5221

jeff_hryhoriw@cameco.com